UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-36532

SPHERE 3D CORP.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F      [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

Amendment Number Four to Credit Agreement and Reaffirmation

            As previously disclosed, on April 6, 2016, Overland Storage, Inc., a California corporation (“Overland”) and wholly owned subsidiary of Sphere 3D Corp. (the “Company”), Tandberg Data GmbH, a limited liability company organized under the laws of Germany (“Tandberg” and, together with Overland, collectively the “Borrowers”), and Opus Bank, a California commercial bank, as Lender (“Lender”), entered into a Credit Agreement (the “Credit Agreement”) pursuant to which the Lender provided the Borrowers a $10 Million revolving credit facility and Overland $10 Million term loan facility. On April 28, 2017, the Borrowers and Lender entered into an Amendment Number Four to Credit Agreement and Reaffirmation (the “Fourth Amendment”). Under the terms of the Fourth Amendment, among other things, in the event of a failure to retain a financial advisor with respect to a sale of a significant portion of the Company’s assets by June 10, 2017, all amounts under the Credit Agreement may be accelerated and become immediately payable.

Amendment Number Five to Credit Agreement and Reaffirmation

            On June 10, 2017, the Borrowers and Lender entered into an Amendment Number Five to Credit Agreement and Reaffirmation (the “Fifth Amendment”). Under the terms of the Fifth Amendment, in the event of a failure to retain a financial advisor with respect to a sale of a significant portion of the Company’s assets by June 30, 2017, all amounts under the Credit Agreement may be accelerated and become immediately payable.

            The foregoing description of the Fourth Amendment and Fifth Amendment does not purport to be complete and is qualified in its entirety by reference to the Fourth Amendment and the Fifth Amendment, attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Amendment Number Four to Credit Agreement and Reaffirmation

99.2	Amendment Number Five to Credit Agreement and Reaffirmation

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: June 19, 2017	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer